              SECURITIES AND EXCHANGE COMMISSION

                     Washington, DC 20549


                         SCHEDULE 13D

           Under the Securities Exchange Act of 1934


                    SUBURBAN BANCORP, INC.
                       (Name of Issuer)


        Class A Common Stock, $1.00 par value per share
        Class B Common Stock, $1.00 par value per share
                (Title of Class of Securities)


                Class A Common Stock: 864346200
                Class B Common Stock: 864346900
                        (CUSIP Number)


                  Robert A. McWilliams, Esq.
                       Freeborn & Peters
                    311 South Wacker Drive
                          Suite 3000
                    Chicago, Illinois 60606
                        (312) 360-6551
  (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                        April 15, 1994
    (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [  ].

     Check the following box if a fee is being paid with this statement [ x ].

     The disclosure of securities in this statement shall not be deemed an admission that any of the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such securities.

1.   Names of Reporting Persons:

     (i)       Gerald F. Fitzgerald
     (ii)      Marjorie G. Fitzgerald
     (iii)     Gerald F. Fitzgerald, Jr.
     (iv)      Denise M. Fitzgerald
     (v)       James G. Fitzgerald
     (vi)      Jane M. Fitzgerald
     (vii)     Peter G. Fitzgerald
     (viii)    C. Nina Fitzgerald
     (ix)      Thomas G. Fitzgerald
     (x)       Julie F. Schauer

2.   Check the Appropriate Row if a Member of a Group:

     (i)       Gerald F. Fitzgerald          (a)  [ x ]
                                             (b)  [  ]

     (ii)      Marjorie G. Fitzgerald        (a)  [ x ]
                                             (b)  [  ]

     (iii)     Gerald F. Fitzgerald, Jr.     (a)  [ x ]
                                             (b)  [  ]

     (iv)      Denise M. Fitzgerald          (a)  [ x ]
                                             (b)  [  ]

     (v)       James G. Fitzgerald           (a)  [ x ]
                                             (b)  [  ]

     (vi)      Jane M. Fitzgerald            (a)  [ x ]
                                             (b)  [  ]

     (vii)     Peter G. Fitzgerald           (a)  [ x ]
                                             (b)  [  ]

     (viii)    C. Nina Fitzgerald            (a)  [ x ]
                                             (b)  [  ]

     (ix)      Thomas G. Fitzgerald          (a)  [ x ]
                                             (b)  [  ]

     (x)       Julie F. Schauer              (a)  [ x ]
                                             (b)  [  ]

3.   SEC Use Only:__________________________________________

4.   Source of Funds:

     (i)       Gerald F. Fitzgerald          NA
     (ii)      Marjorie G. Fitzgerald        NA
     (iii)     Gerald F. Fitzgerald, Jr.     NA
     (iv)      Denise M. Fitzgerald          NA
     (v)       James G. Fitzgerald           NA

     (vi)      Jane M. Fitzgerald            NA
     (vii)     Peter G. Fitzgerald           NA
     (viii)    C. Nina Fitzgerald            NA
     (ix)      Thomas G. Fitzgerald          NA
     (x)       Julie F. Schauer              NA

5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e):

     (i)       Gerald F. Fitzgerald          [  ]
     (ii)      Marjorie G. Fitzgerald        [  ]
     (iii)     Gerald F. Fitzgerald, Jr.     [  ]
     (iv)      Denise M. Fitzgerald          [  ]
     (v)       James G. Fitzgerald           [  ]
     (vi)      Jane M. Fitzgerald            [  ]
     (vii)     Peter G. Fitzgerald           [  ]
     (viii)    C. Nina Fitzgerald            [  ]
     (ix)      Thomas G. Fitzgerald          [  ]
     (x)       Julie F. Schauer              [  ]

6.   Citizenship or Place of Organization:

     (i)       Gerald F. Fitzgerald          U.S.A.
     (ii)      Marjorie G. Fitzgerald        U.S.A.
     (iii)     Gerald F. Fitzgerald, Jr.     U.S.A.
     (iv)      Denise M. Fitzgerald          U.S.A.
     (v)       James G. Fitzgerald           U.S.A.
     (vi)      Jane M. Fitzgerald            U.S.A.
     (vii)     Peter G. Fitzgerald           U.S.A.
     (viii)    C. Nina Fitzgerald            U.S.A.
     (ix)      Thomas G. Fitzgerald          U.S.A.
     (x)       Julie F. Schauer              U.S.A.

Number of Shares Owned by Each Reporting Person:

     7.   Sole Voting Power:

                              Class A   Class B
                              Common    Common
                              Number    Number
                                of        of
Name of Reporting Person      Shares    Shares

Gerald F. Fitzgerald  . . . . None      None
Marjorie G. Fitzgerald  . . . None      None
Gerald F. Fitzgerald, Jr. . . None      None
Denise M. Fitzgerald  . . . . None      None
James G. Fitzgerald . . . . . None      None
Jane M. Fitzgerald  . . . . . None      None
Peter G. Fitzgerald . . . . . None      None
C. Nina Fitzgerald  . . . . . None      None
Thomas G. Fitzgerald  . . . . None      None
Julie F. Schauer  . . . . . . None      None


     8.   Shared Voting Power:


                                      Class A    Class B
                                      Common     Common
                                      Number     Number
                                        of         of
Name of Reporting Person              Shares     Shares

Gerald F. Fitzgerald  . . . . . . . .  7,950     110,872
Marjorie G. Fitzgerald  . . . . . . . 51,062     120,204
Gerald F. Fitzgerald, Jr.(1)  . . . . 46,063     156,677
Denise M. Fitzgerald  . . . . . . . .      0      20,521
James G. Fitzgerald(2)  . . . . . . . 31,629     169,618
Jane M. Fitzgerald  . . . . . . . . . 10,944       8,938
Peter G. Fitzgerald(3)  . . . . . . . 39,402     161,883
C. Nina Fitzgerald  . . . . . . . . .  4,215      24,555
Thomas G. Fitzgerald(4) . . . . . . . 43,994     184,240
Julie F. Schauer(5) . . . . . . . . . 42,306     182,851

________________________



(1) Includes 1,950 Class A shares and 43,587 Class B shares owned by the Celine McMahon Fitzgerald Trust and 450
     Class A shares owned by the Marguerite G. Schauer Trust, of which Gerald F. Fitzgerald, Jr. is trustee.

(2) Includes 11,800 Class A shares and 55,826 Class B shares owned by the Andrew J. Fitzgerald Trust and the Timothy
     E. Fitzgerald Trust, of which James G. Fitzgerald is trustee.

(3) Includes 1,010 Class A shares and 36,633 Class B shares owned by the Jake Buchanan Fitzgerald Trust, the Fitzgerald Descendants Trust and the Fitzgerald Children Trust, and 1,356 Class A shares and 14,730 Class B shares owned by the Shannon McMahon Fitzgerald Exclusion Trust, the Shannon McMahon Fitzgerald Primary Trust and the Elyse Ives Schauer Trust, of which Peter G. Fitzgerald is trustee.

(4) Includes 23,900 Class A shares and 53,790 Class B shares owned by the Lauren Webb Fitzgerald Trust and the Thomas
     G. Fitzgerald, Jr. Trust, of which Thomas G. Fitzgerald is trustee.

(5) Includes 11,303 Class A shares and 52,308 Class B shares held of record by Julie F. Schauer's spouse and 3,981 Class A shares and 18,069 Class B shares owned by the Elyse Ives Schauer Trust, of which Julie F. Schauer is trustee.


     9.   Sole Dispositive Power:

                                       Class A   Class B
                                       Common    Common
                                       Number    Number
                                         of        of
Name of Reporting Person               Shares    Shares

Gerald F. Fitzgerald  . . . . . . . .  7,950     110,872
Marjorie G. Fitzgerald  . . . . . . . 51,062     120,204
Gerald F. Fitzgerald, Jr.(1)  . . . . 46,063     156,677
Denise M. Fitzgerald  . . . . . . . .      0      20,521
James G. Fitzgerald(2)  . . . . . . . 31,629     169,618
Jane M. Fitzgerald  . . . . . . . . . 10,944       8,938
Peter G. Fitzgerald(3)  . . . . . . . 39,402     161,883
C. Nina Fitzgerald  . . . . . . . . .  4,215      24,555
Thomas G. Fitzgerald(4) . . . . . . . 43,994     184,240
Julie F. Schauer(5) . . . . . . . . . 42,306     182,851

____________________

(1) Includes 1,950 Class A shares and 43,587 Class B shares owned by the Celine McMahon Fitzgerald Trust and 450
     Class A shares owned by the Marguerite G. Schauer Trust, of which Gerald F. Fitzgerald, Jr. is trustee.



(2) Includes 11,800 Class A shares and 55,826 Class B shares owned by the Andrew J. Fitzgerald Trust and the Timothy
     E. Fitzgerald Trust, of which James G. Fitzgerald is trustee.

(3) Includes 1,010 Class A shares and 36,633 Class B shares owned by the Jake Buchanan Fitzgerald Trust, the Fitzgerald Descendants Trust and the Fitzgerald Children Trust, and 1,356 Class A shares and 14,730 Class B shares owned by the Shannon McMahon Fitzgerald Exclusion Trust, the Shannon McMahon Fitzgerald Primary Trust and the Elyse Ives Schauer Trust, of which Peter G. Fitzgerald is trustee.

(4) Includes 23,900 Class A shares and 53,790 Class B shares owned by the Lauren Webb Fitzgerald Trust and the Thomas
     G. Fitzgerald, Jr. Trust, of which Thomas G. Fitzgerald is trustee.

(5) Includes 11,303 Class A shares and 52,308 Class B shares held of record by Julie F. Schauer's spouse and 3,981 Class A shares and 18,069 Class B shares owned by the Elyse Ives Schauer Trust, of which Julie F. Schauer is trustee.


     10.  Shared Dispositive Power:

                                   Class A   Class B
                                   Common    Common
                                   Number    Number
                                     of        of
Name of Reporting Person           Shares    Shares

Gerald F. Fitzgerald  . . . . . .  None      None
Marjorie G. Fitzgerald  . . . . .  None      None
Gerald F. Fitzgerald, Jr. . . . .  None      None
Denise M. Fitzgerald  . . . . . .  None      None
James G. Fitzgerald . . . . . . .  None      None
Jane M. Fitzgerald  . . . . . . .  None      None
Peter G. Fitzgerald . . . . . . .  None      None
C. Nina Fitzgerald  . . . . . . .  None      None
Thomas G. Fitzgerald  . . . . . .  None      None
Julie F. Schauer  . . . . . . . .  None      None



11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:


                                   Class A    Class B
                                   Common     Common
                                   Number     Number
                                     of         of
Name of Reporting Person           Shares     Shares

Gerald F. Fitzgerald  . . . . .     7,950     110,872
Marjorie G. Fitzgerald  . . . .    51,062     120,204
Gerald F. Fitzgerald, Jr.(1)  .    46,063     156,677
Denise M. Fitzgerald  . . . . .         0      20,521
James G. Fitzgerald(2)  . . . .    31,629     169,618
Jane M. Fitzgerald  . . . . . .    10,944       8,938
Peter G. Fitzgerald(3)  . . . .    39,402     161,883
C. Nina Fitzgerald  . . . . . .     4,215      24,555
Thomas G. Fitzgerald(4) . . . .    43,994     184,240
Julie F. Schauer(5) . . . . . .    42,306     182,851

Total Shares Beneficially Owned
  by Group  . . . . . . . . . .   277,565   1,140,359

________________________

(1) Includes 1,950 Class A shares and 43,587 Class B shares owned by the Celine McMahon Fitzgerald Trust and 450
     Class A shares owned by the Marguerite G. Schauer Trust, of which Gerald F. Fitzgerald, Jr. is trustee.

(2) Includes 11,800 Class A shares and 55,826 Class B shares owned by the Andrew J. Fitzgerald Trust and the Timothy
     E. Fitzgerald Trust, of which James G. Fitzgerald is trustee.

(3) Includes 1,010 Class A shares and 36,633 Class B shares owned by the Jake Buchanan Fitzgerald Trust, the Fitzgerald Descendants Trust and the Fitzgerald Children Trust, and 1,356 Class A shares and 14,730 Class B shares owned by the Shannon McMahon Fitzgerald Exclusion Trust, the Shannon McMahon Fitzgerald Primary Trust and the Elyse Ives Schauer Trust, of which Peter G. Fitzgerald is trustee.

(4) Includes 23,900 Class A shares and 53,790 Class B shares owned by the Lauren Webb Fitzgerald Trust and the Thomas
     G. Fitzgerald, Jr. Trust, of which Thomas G. Fitzgerald is trustee.



(5) Includes 11,303 Class A shares and 52,308 Class B shares held of record by Julie F. Schauer's spouse and 3,981 Class A shares and 18,069 Class B shares owned by the Elyse Ives Schauer Trust, of which Julie F. Schauer is trustee.


12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares:   [  ]


13.  Percent of Class Represented by Amount in Row (11):


                                  Class A       Class B
                                  Common        Common
                                 Percentage    Percentage
                                   of             of
Name of Reporting Person          Shares        Shares

Gerald F. Fitzgerald  . . .        .4            8.8%
Marjorie G. Fitzgerald  . .       2.4            9.6
Gerald F. Fitzgerald, Jr. .       2.2           12.5
Denise M. Fitzgerald  . . .       0              1.6
James G. Fitzgerald . . . .       1.5           13.5
Jane M. Fitzgerald  . . . .        .5             .7
Peter G. Fitzgerald . . . .       1.9           12.9
C. Nina Fitzgerald  . . . .        .2            2.0
Thomas G. Fitzgerald  . . .       2.1           14.7
Julie F. Schauer  . . . . .       2.0           14.6

Total Percent Represented
  by Group  . . . . . . . .      13.1           90.8%

Total Percent Voting Power
  Represented by Group* . .      79.6%

* In accordance with the Issuer's Certificate of Incorporation, the holders of Class A Common Stock are entitled to one vote per share on all matters to be voted on by the Issuer's stockholders and the holders of Class B Common
Stock are entitled to ten votes per share on all matters to be voted on by the Issuer's stockholders.

/TABLE

14.  Type of Reporting Person:

     (i)       Gerald F. Fitzgerald          IN
     (ii)      Marjorie G. Fitzgerald        IN
     (iii)     Gerald F. Fitzgerald, Jr.     IN
     (iv)      Denise M. Fitzgerald          IN
     (v)       James G. Fitzgerald           IN
     (vi)      Jane M. Fitzgerald            IN
     (vii)     Peter G. Fitzgerald           IN
     (viii)    C. Nina Fitzgerald            IN
     (ix)      Thomas G. Fitzgerald          IN
     (x)       Julie F. Schauer              IN

Item 1.   Security and Issuer.

     The title of the class of equity securities to which this statement relates is the Class A common stock, $1.00 par value per share, and Class B common stock, $1.00 par value per share, of Suburban Bancorp, Inc., a Delaware corporation (the "Issuer"). In accordance with the Issuer's Certificate of Incorporation, the holders of Class A Common Stock are entitled to one vote per share on all matters to be voted on by the Issuer's stockholders and the holders of Class B Common Stock are entitled to ten votes per share on all matters to be voted on by the Issuer's stockholders. As of April 15, 1994, there were 2,113,514 shares of Class A Common Stock and 1,256,486 shares of Class B Common Stock issued and outstanding.

     The Issuer's principal executive office is located at 50
North Brockway Street, Palatine, Illinois 60067.


Item 2.   Identity and Background.

(i)  Gerald F. Fitzgerald

     (a)  Name:  Gerald F. Fitzgerald

     (b)  Business Address:  50 North Brockway Street,
          Palatine, Illinois 60067

     (c)  Present Principal Occupation or Employment:
          Chairman of the Board of Directors of the Issuer.

     (d)  Convictions in Criminal Proceedings in the Last Five
          Years:  None.

     (e)  Securities Law Related Proceedings Resulting in a
          Judgement, Decree or Final Order in the Last Five
          Years:  None.

     (f)  Citizenship:  U.S.A.

(ii) Marjorie G. Fitzgerald

     (a)  Name:  Marjorie G. Fitzgerald

     (b)  Residence Address:  19 Creekside,  Barrington Hills,
          Illinois 60010

     (c)  Present Principal Occupation or Employment:  None

     (d)  Convictions in Criminal Proceedings in the Last Five
          Years:  None.

     (e)  Securities Law Related Proceedings Resulting in a
          Judgement, Decree or Final Order in the Last Five
          Years:  None.

     (f)  Citizenship:  U.S.A.

(iii)     Gerald F. Fitzgerald, Jr.

     (a)  Name:  Gerald F. Fitzgerald, Jr.

     (b)  Business Address:  50 North Brockway Street,
          Palatine, Illinois 60067

     (c)  Present Principal Occupation or Employment:
          President and Chief Executive Officer of the Issuer.

     (d)  Convictions in Criminal Proceedings in the Last Five
          Years:  None.

     (e)  Securities Law Related Proceedings Resulting in a
          Judgement, Decree or Final Order in the Last Five
          Years:  None.

     (f)  Citizenship:  U.S.A.

(iv) Denise M. Fitzgerald

     (a)  Name:  Denise M. Fitzgerald

     (b)  Residence Address:  1470  Pheasant Trail, Inverness,
          Illinois 60067

     (c)  Present Principal Occupation or Employment:  None.

     (d)  Convictions in Criminal Proceedings in the Last Five
          Years:  None.

     (e)  Securities Law Related Proceedings Resulting in a
          Judgement, Decree or Final Order in the Last Five
          Years:  None.

     (f)  Citizenship:  U.S.A.

(v)  James G. Fitzgerald

     (a)  Name:  James G. Fitzgerald

     (b)  Business Address:  333 North Northwest Highway,
          Barrington, Illinois 60010

     (c)  Present Principal Occupation or Employment:
          Treasurer and Chief Financial Officer of the Issuer and President of the Suburban National Bank of Barrington.

     (d)  Convictions in Criminal Proceedings in the Last Five
          Years:  None.

     (e)  Securities Law Related Proceedings Resulting in a
          Judgement, Decree or Final Order in the Last Five
          Years:  None.

     (f)  Citizenship:  U.S.A.

(vi) Jane M. Fitzgerald

     (a)  Name:  Jane M. Fitzgerald

     (b)  Residence Address:  227 Otis Road, Barrington,
          Illinois 60010

     (c)  Present Principal Occupation or Employment:  None.

     (d)  Convictions in Criminal Proceedings in the Last Five
          Years:  None.

     (e)  Securities Law Related Proceedings Resulting in a
          Judgement, Decree or Final Order in the Last Five
          Years:  None.

     (f)  Citizenship:  U.S.A.

(vii)     Peter G. Fitzgerald

     (a)  Name:  Peter G. Fitzgerald

     (b)  Business Address: 50 North Brockway Street,
          Palatine, Illinois 60067

     (c)  Present Principal Occupation or Employment:
          Illinois State Senator

     (d)  Convictions in Criminal Proceedings in the Last Five
          Years:  None.

     (e)  Securities Law Related Proceedings Resulting in a
          Judgement, Decree or Final Order in the Last Five
          Years:  None.

     (f)  Citizenship:  U.S.A.

(viii)    C. Nina Fitzgerald

     (a)  Name:  C. Nina Fitzgerald

     (b)  Residence Address:  1897 Stuart Lane, Inverness,
          Illinois 60067

     (c)  Present Principal Occupation or Employment:.  None.

     (d)  Convictions in Criminal Proceedings in the Last Five
          Years:  None.

     (e)  Securities Law Related Proceedings Resulting in a
          Judgement, Decree or Final Order in the Last Five
          Years:  None.

     (f)  Citizenship:  U.S.A.

(ix) Thomas G. Fitzgerald

     (a)  Name:  Thomas G. Fitzgerald

     (b)  Business Address:  311 South Wacker Drive, Suite
          3000, Chicago, Illinois 60606

     (c) Present Principal Occupation or Employment: Partner in the law firm of Freeborn & Peters, Chicago, Illinois.

     (d)  Convictions in Criminal Proceedings in the Last Five
          Years:  None.

     (e)  Securities Law Related Proceedings Resulting in a
          Judgement, Decree or Final Order in the Last Five
          Years:  None.

     (f)  Citizenship:  U.S.A.

(x)  Julie F. Schauer

     (a)  Name:  Julie F. Schauer

     (b)  Business Address:  22nd and Lambert Streets, Glen
          Ellyn, Illinois 60137

     (c)  Present Principal Occupation or Employment:  College
          Teacher (part time) at College of DuPage, Glen
          Ellyn, Illinois

     (d)  Convictions in Criminal Proceedings in the Last Five
          Years:  None.

     (e)  Securities Law Related Proceedings Resulting in a
          Judgement, Decree or Final Order in the Last Five
          Years:  None.

     (f)  Citizenship:  U.S.A.


Item 3.   Source and Amount of Funds of Other Consideration.

          Not applicable.


Item 4.   Purpose of Transaction.

     On April 15, 1994, the Issuer entered into a Merger Agreement (the "Merger Agreement") with Bank of Montreal ("BMO") and Harris Bankmont, Inc., a subsidiary of BMO. Pursuant to the Merger Agreement, the Issuer will be merged with and into HBI and HBI will continue as the surviving corporation (the "Merger"). Pursuant to the Merger, each share of the Issuer's Class A and Class B Common Stock, each $1.00 par value per share, shall be converted into the right to receive BMO common stock, no par value, pursuant to a formula as specified in the Merger Agreement.

     In connection with the Merger Agreement, the Reporting Persons entered into a voting agreement with BMO on April 15, 1994, pursuant to which the Reporting Persons, who own in the aggregate more than a majority of the voting power of the Issuer both individually and as trustees of certain family trusts, agreed to vote their shares of Class A and Class B Common Stock in favor of the Merger Agreement, among other things (the "Voting Agreement").

     Except as described above or in Item 6 herein, the Reporting Persons have no plans or proposals that would relate to or result in any of the events set forth in Item 4(a) through (j) of Schedule 13D.

     The specific terms of the Merger and the Voting Agreement are more fully described in the Merger Agreement and the Voting Agreement filed on April 18, 1994 as exhibits to the Issuer's Current Report on Form 8-K and incorporated herein by reference (the "Form 8-K").


Item 5.   Interest in Securities of the Issuer.


(a)  Aggregate Number and Percentage of Shares Beneficially
     Owned:

                                Number of Shares
Name of                       Beneficially Owned
Reporting Person                     Class

                                 A         B
Gerald F. Fitzgerald  . . .    7,950     110,872
Majorie G Fitzgerald  . . .   51,062     120,204
Gerald F. Fitzgerald, Jr.(1)  46,063     156,677
Denise M. Fitzgerald  . . .        0      20,521
James G. Fitzgerald(2)  . .   31,629     169,618
Jane M. Fitzgerald  . . . .   10,944       6,938
Peter G. Fitzgerald(3)  . .   39,402     161,883
C. Nina Fitzgerald  . . . .    4,215      24,555
Thomas G. Fitzgerald(4) . .   43,994     184,240
Julie F. Schauer(5) . . . .   42,306     182,851

                                 Percentage of
                                     Shares
                                  Beneficially
Name of                              Owned
Reporting Person                     Class

                                    A       B
Gerald F. Fitzgerald  . . .         .4%    8.8%
Majorie G Fitzgerald  . . .        2.4     9.8
Gerald F. Fitzgerald, Jr.(1)       2.2    12.5
Denise M. Fitzgerald  . . .        0       1.6
James G. Fitzgerald(2)  . .        1.5    13.5
Jane M. Fitzgerald  . . . .         .5      .7
Peter G. Fitzgerald(3)  . .        1.9    12.9
C. Nina Fitzgerald  . . . .         .2     2.0



 Thomas G. Fitzgerald(4) . .        2.1    14.7
 Julie F. Schauer(5) . . . .        2.0    14.6


                              Number of Shares with
Name of                         Sole Power to Vote
Reporting Person                      Class

                                A            B
Gerald F. Fitzgerald  . . .    None         None
Majorie G Fitzgerald  . . .    None         None
Gerald F. Fitzgerald, Jr.(1)   None         None
Denise M. Fitzgerald  . . .    None         None
James G. Fitzgerald(2)  . .    None         None
Jane M. Fitzgerald  . . . .    None         None
Peter G. Fitzgerald(3)  . .    None         None
C. Nina Fitzgerald  . . . .    None         None
Thomas G. Fitzgerald(4) . .    None         None
Julie F. Schauer(5) . . . .    None         None

                               Number of Shares with
Name of                         Shared Power to Vote
Reporting Person                       Class

                                   A           B
Gerald F. Fitzgerald  . . .     7,950      110,872
Majorie G Fitzgerald  . . .    51,062      120,024
Gerald F. Fitzgerald, Jr.(1)   46,063      156,677
Denise M. Fitzgerald  . . .         0       20,521
James G. Fitzgerald(2)  . .    31,629      169,618
Jane M. Fitzgerald  . . . .    10,944        8,938
Peter G. Fitzgerald(3)  . .    39,402      161,883
C. Nina Fitzgerald  . . . .     4,215       24,555
Thomas G. Fitzgerald(4) . .    43,994      184,240
Julie F. Schauer(5) . . . .    42,306      182,851

                               Number of Shares with
Name of                        Sole Power to Dispose
Reporting Person                       Class

                                   A           B
Gerald F. Fitzgerald  . . .     7,950      110,872



Majorie G Fitzgerald  . . .    51,062      120,024
Gerald F. Fitzgerald, Jr.(1)   46,063      156,677
Denise M. Fitzgerald  . . .         0       20,521
James G. Fitzgerald(2)  . .    31,629      169,618
Jane M. Fitzgerald  . . . .    10,944        8,938
Peter G. Fitzgerald(3)  . .    39,402      161,883
C. Nina Fitzgerald  . . . .     4,215       24,555
Thomas G. Fitzgerald(4) . .    43,994      184,240
Julie F. Schauer(5) . . . .    42,306      182,851

                               Number of Shares with
Name of                       Shared Power to Dispose
Reporting Person                       Class

                                   A           B
Gerald F. Fitzgerald  . . .      None         None
Majorie G Fitzgerald  . . .      None         None
Gerald F. Fitzgerald, Jr.(1)     None         None
Denise M. Fitzgerald  . . .      None         None
James G. Fitzgerald(2)  . .      None         None
Jane M. Fitzgerald  . . . .      None         None
Peter G. Fitzgerald(3)  . .      None         None
C. Nina Fitzgerald  . . . .      None         None
Thomas G. Fitzgerald(4) . .      None         None
Julie F. Schauer(5) . . . .      None         None


__________________________

(1) Includes 1,950 Class A shares and 43,587 Class B shares owned by the Celine McMahon Fitzgerald Trust and 450
     Class A shares owned by the Marguerite G. Schauer Trust, of which Gerald F. Fitzgerald, Jr. is trustee.

(2) Includes 11,800 Class A shares and 55,826 Class B shares owned by the Andrew J. Fitzgerald Trust and the Timothy
     E. Fitzgerald Trust, of which James G. Fitzgerald is trustee.

(3) Includes 1,010 Class A shares and 36,633 Class B shares owned by the Jake Buchanan Fitzgerald Trust, the Fitzgerald Descendants Trust and the Fitzgerald Children Trust, and 1,356 Class A shares and 14,730 Class B shares owned by the Shannon McMahon Fitzgerald Exclusion Trust, the Shannon McMahon Fitzgerald Primary Trust and the Elyse Ives Schauer Trust, of which Peter G. Fitzgerald is trustee.

(4) Includes 23,900 Class A shares and 53,790 Class B shares owned by the Lauren Webb Fitzgerald Trust and the Thomas
     G. Fitzgerald, Jr. Trust, of which Thomas G. Fitzgerald is trustee.

(5) Includes 11,303 Class A shares and 52,308 Class B shares held of record by Julie F. Schauer's spouse and 3,981 Class A shares and 18,069 Class B shares owned by the Elyse Ives Schauer Trust, of which Julie F. Schauer is trustee.

(b)  Power to Vote and Dispose of Shares Beneficially Owned:

     See table above. In accordance with the Issuer's Certificate of Incorporation, the holders of Class A Common Stock are entitled to one vote per share on all matters to be voted on by the Issuer's stockholders and the holders of Class B Common Stock are entitled to ten votes per share on all matters to be voted on by the Issuer's stockholders. As of the April 15, 1994, the total voting power of the Reporting Persons as a group was 79.6% based on the stock ownership disclosed in the table above. On such date, there were 2,113,514 shares of Class A Common Stock and 1,256,486 shares of Class B Common Stock issued and outstanding.

     As described above and in Item 6 below, the Reporting Persons have entered into a Voting Agreement with BMO. As a result of the Voting Agreement, BMO may be deemed to have shared voting power with respect to the shares of Class A and Class B Common Stock owned by the Reporting Persons. BMO has filed a Schedule 13D with the SEC. Please refer to such filing, as may be amended from time to time, for information relating to BMO and other applicable disclosures.

(c)  Securities Transactions in the Past 60 Days:


Name                    Transaction Date      Shares            Price

Gerald F. Fitzgerald    Purchase    3/22/94   7,000 Class A    $41.50
                        Purchase    3/29/94   2,000 Class A     41.50
                        Sale        4/7/94    3,000 Class A     40.00
                        Sale        4/7/94    6,000 Class A     40.50

     The purchases on March 22, 1994 and March 29, 1994 reflected above were executed pursuant to an order placed on behalf of Mr. Fitzgerald on March 21, 1994 to purchase 10,000 shares of Class A Common Stock at a price not to exceed $41.50 per share. The March 21, 1994 order was placed two days prior to the date on which representatives of Harris Bankorp first proposed a price and general structure for a transaction which ultimately resulted in the Merger Agreement that was reached on April 15, 1994. On or about April 7, 1994, Mr. Fitzgerald gave instructions to rescind the March 22 and March 29 trades. Because rescission at that time was not possible, however, the 9,000 share position was sold on April 7, 1994 at a loss, as indicated above, pursuant to Mr. Fitzgerald's instruction.

(d)  Not Applicable.

(e)  Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     Set forth below is a description of selected provisions of the Voting Agreement.

     The Voting Agreement provides that the Reporting Persons, both individually and as trustee of certain family trusts (referred to in this Item 6 as the "Stockholders"), in consideration of the substantial expenses incurred and to be incurred by BMO in connection with the Merger Agreement, shall vote or cause to be voted or express a written consent with respect to all of such Stockholders' shares:

          (a)  in favor of adoption and approval of the Merger
     Agreement and the Merger at every meeting of the stockholders of the Issuer at which such matters are considered and at every adjournment thereof and in connection with every proposal to take action by written consent with respect thereto; and

          (b) against any other Acquisition Proposal (as such term is defined in the Merger Agreement) at every meeting of the stockholders of the Issuer at which such matters are considered and at every adjournment thereof and in connection with every proposal to take action by written consent with respect thereto.

     In the event that (i) the Merger Agreement is amended after the date thereof to increase the Per Share Stock Consideration (as such term is defined in the Voting Agreement) or (ii) the Merger Agreement is terminated by the Issuer pursuant to Section 9.2(a)(iv)(C) thereof and within eighteen months thereafter the Issuer enters into a business combination or other transaction with a third party pursuant to which the Stockholders receive consideration having a value of more than $75 per share, then BMO shall have the right to require each Stockholder to pay BMO, in cash (unless otherwise agreed by BMO), within two business days following the consummation of the Merger or such business combination or other transaction, an amount equal to the product of (A) in the case of an event described in clause (i) above, the number of shares owned by such Stockholder immediately prior to consummation of the Merger or, in the case of an event described in clause (ii) above, the number of shares owned by such Stockholder on the date the Merger Agreement is terminated and (B) the amount (if any) by which the value per share actually received by the Stockholder in connection with the Merger or such business transaction or other transaction, as the case may be, exceeds $75.

     The Voting Agreement further provides for the following:

     1. Each of the Stockholders will not, nor will such Stockholder permit any entity under such Stockholder's control to, deposit any of such Stockholder's shares in a voting trust or subject any of their shares to any agreement, arrangement or understanding with respect to the voting of such shares inconsistent with the Voting Agreement.

     2. During the term of the Voting Agreement, each Stockholder will not sell, assign, transfer or dispose of such Stockholder's shares except for up to an aggregate of 75,000 shares by all Stockholders; provided, however, the foregoing shall not preclude the pledge of any Stockholder's shares so long as such Stockholder retains all voting rights with respect thereto.

     The Voting Agreement terminates upon the earlier of (i) the Effective Time (as such term is defined in the Merger Agreement) of the Merger and (ii) the date on which the Merger Agreement is terminated in accordance with its terms. Upon such termination, no party shall have any further obligations or liabilities under the Voting Agreement; provided that such termination shall not relieve any party from liability for any breach of the Voting Agreement prior to such termination.

     The foregoing summary of the terms of the Voting
Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting
Agreement, a copy of which is attached as an exhibit to the Form 8-K.


Item 7.   Material to be Filed as Exhibits.

     Exhibit 1 -    Voting Agreement, dated as of April 15,
                    1994, by and among Bank of Montreal and
                    the Reporting Persons (incorporated by
                    reference to Exhibit 2(b) to the Issuer's
                    Current Report on Form 8-K filed April 18,
                    1994, File No. 0-11138).

     Exhibit 2 -    Merger Agreement, dated as of April 15,
                    1994, by and among Bank of Montreal,
                    Harris Bankmont, Inc. and the Issuer
                    (incorporated by reference to Exhibit 2(a) to the Issuer's Current Report on Form 8-K filed April 18, 1994, File No. 0-11138).

     Exhibit 24 -   Form of Limited Power of Attorney (filed
                    herewith).

     Exhibit 99 -   Joint Filing Agreement of the Reporting
                    Persons (filed herewith).

                          SIGNATURES

     After reasonable inquiry and to our best knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct.

Dated:  April 25, 1994
                         /s/ Gerald F. Fitzgerald*
                         Gerald F. Fitzgerald


                         /s/ Marjorie G. Fitzgerald*
                         Marjorie G. Fitzgerald


                         /s/ Gerald F. Fitzgerald,Jr.*
                         Gerald F. Fitzgerald, Jr.


                         /s/ Denise M. Fitzgerald*
                         Denise M. Fitzgerald


                         /s/ James G. Fitzgerald*
                         James G. Fitzgerald


                         /s/ Jane M. Fitzgerald*
                         Jane M. Fitzgerald


                         /s/ Peter G. Fitzgerald*
                         Peter G. Fitzgerald


                         /s/ C. Nina Fitzgerald*
                         C. Nina Fitzgerald


                         /s/ Thomas G. Fitzgerald
                         Thomas G. Fitzgerald


                         /s/ Julie F. Schauer*
                         Julie F. Schauer


  /s/ Thomas G. Fitzgerald
* Thomas G. Fitzgerald,
  Attorney-in-fact

                              INDEX TO EXHIBITS


Exhibit No.        Description                                     Page

   (1) Voting Agreement, dated as of April 15, 1994, by and among Bank of Montreal and the Reporting Persons (incorporated by reference to Exhibit 2(b) to the Issuer's Current Report on Form 8-K filed April 18, 1994, File No. 0-11138).

   (2) Merger Agreement, dated as of April 15, 1994, by and among Bank of Montreal, Harris Bankmont, Inc. and the Issuer (incorporated by reference to Exhibit 2(a) to the Issuer's Current Report on Form 8-K filed April 18, 1994, File No. 0-11138).

   (24) Form of Limited Power of Attorney (filed herewith).

   (99)            Joint Filing Agreement of the Reporting
                   Persons (filed herewith).